UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Coronado Global Resources Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Laura L. Tyson

The Energy & Minerals Group

COO, General Counsel

2229 San Felipe Suite 1300

Houston, Texas 77019

Telephone: (713) 579-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Coronado Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 84,506,139.9(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,506,139.9(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,506,139.9(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Coronado Group LLC (“Coronado Group”) is a direct owner of 84,506,139.9 shares of Common Stock, par value $0.01 per share (“Common Stock”) equivalent to 845,061,399 CHESS Depositary Interests (“CDIs”) of Coronado Global Resources Inc. (the “Issuer”). CDIs are units of beneficial ownership in shares of Common Stock held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited, the company that operates the Australian Securities Exchange. Each share of Common Stock is equivalent to 10 CDIs. EMG CC HC, LLC, EMG Coronado II HC, LLC, EMG Coronado IV Holdings LLC and EMG Coronado Strategic LP, each of which is affiliated with The Energy & Minerals Group (collectively, the “EMG Group”), collectively hold approximately ninety-nine percent (99%) of the outstanding units of Coronado Group. Voting and investment decisions with respect to the shares of Common Stock held by Coronado Group require the vote of a majority of the board of managers of Coronado Group, which is currently comprised of Garold R. Spindler, Laura L. Tyson and John G. Calvert. As such, no individual member of the board of managers is deemed to be the beneficial owner of the shares of Common Stock.

(2)

Calculated based on 167,645,373 shares of Common Stock outstanding as of December 31, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the annual period ended December 31, 2021, filed with the Securities and Exchange Commission on February 22, 2022.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Coronado Group LLC (the “Reporting Person”) on May 26, 2021 (the “Schedule 13D”), relating to the beneficial ownership of the Common Stock, par value $0.01 per share (the “Common Stock”), of Coronado Global Resource Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.	Security and Issuer.

No changes.

Item 2.	Identity and Background.

No changes.

Item 3.	Source and Amount of Funds or Other Consideration.

No changes.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Person acquired the Common Stock reported herein for investment purposes. The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

The Reporting Person and its respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or the Board, including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, personnel, performance, financial matters, capital structure, corporate expenses, status of projects, hedging, environmental, health and safety matters and strategic and other transactions (including transactions involving the Reporting Person and/or its respective affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer), and have engaged and/or intend to, from time to time, engage in discussions with other current or prospective holders of CDI’s or Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for CDI’s or Common Stock or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer for, among other purposes for acquisitions or other strategic transactions, or to existing or potential strategic partners or acquirers of the Issuer, including in connection with an acquisition or other strategic transaction by or of or otherwise involving the Reporting Person and/or its respective affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. These discussions may encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including an acquisition by or business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries (and potentially involving the Reporting Person and/or its respective affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer) or the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets, and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing. The Reporting Person may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others. The Reporting Person intends to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Person may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Person reviews its investment in the Issuer on an ongoing basis. Depending on various factors, including the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Person, the available capital of the Reporting Person, conditions in the securities, loan or bond markets, factors relating to COVID-19 and other potential pandemics, general economic or industry conditions or any changes in law or regulations, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, or disposing of, or causing to be disposed, some or all of the Securities it beneficially owns, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities it holds, including through refinancing or restructuring such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Person’s economic exposure with respect to its investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging its interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and the Reporting Person and/or its affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer, including transactions involving a take-private transaction of the Issuer or acquisition by the Issuer or its subsidiaries of all or a portion of the securities or assets of a portfolio company of the Reporting Person and/or its affiliates, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Person were to acquire additional Securities, the Reporting Person’s ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

In addition, the Reporting Person makes the specific additional disclosures:

(a) Pursuant to the Stockholder’s Agreement (as defined below), for so long as the Reporting Person and the EMG Group (collectively, the “Key Holders”) beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer’s issuance of any equity securities or equity securities convertible into or exercisable or exchangeable for any of the Issuer’s equity securities. As a result of this consent right, the Reporting Person may, from time to time in the future, prevent or enable the issuance of additional equity securities in the Issuer. Further, as a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause the Issuer to issue additional equity securities. In the event of any such issuance occurring while the Key Holders beneficially own in the aggregate at least 10% of the outstanding shares of Common Stock, the Issuer must first offer any issuance of equity securities to the Reporting Person in respect of its pro rata shares. By virtue of having the right to designate two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

Additionally, the Reporting Person and each member of the EMG Group has registration rights with respect to the shares of Common Stock it holds (including in the form of CDIs), as further described in Item 6.

(b) - (c) Pursuant to the Stockholder’s Agreement, for so long as the Key Holders beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer taking certain extraordinary corporate transactions, including mergers, reorganizations, liquidations and sales and transfers of material amounts of the Issuer’s and its subsidiaries’ assets. As a result of this consent right, the Reporting Person may, from time to time in the future, enable or prevent the Issuer’s entry into an extraordinary corporate transaction of the type referred to above. Further, as a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause the Issuer to undertake any such extraordinary corporate transaction. By virtue of having the right to designate two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

(d) Pursuant to the Reporting Person’s and the EMG Group’s respective rights to designate directors to the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person has designated Ms. Laura L. Tyson and Sir Michael Davis to the Board of Directors of the Issuer, and both Ms. Tyson and Sir Davis have been designated by the Reporting Person for reelection to the Board of Directors of the Issuer. Such designation has been approved by the Reporting Person by delivery of a proxy vote with respect to the Series A Share in advance of the 2021 Annual General Meeting of Stockholders. Because the Reporting Person currently beneficially owns voting securities representing approximately 50.4% of the outstanding Common Stock, the Reporting Person may control the election of directors of the Issuer. Additionally, the Reporting Person has the right to designate a non-voting observer to the Board of Directors of the Issuer for so long as the Key Holders beneficially own in the aggregate at least 5% of the outstanding shares of Common Stock and, pursuant to that right, has designated John G. Calvert as a non-voting observer.

Further, pursuant to the Stockholder’s Agreement, for so as long as the Key Holders beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer terminating the employment of the Chief Executive Officer of the Issuer or hiring a new Chief Executive Officer.

(e) As a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause the Issuer to change its dividend policy or capitalization. By virtue of having the right to designate two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

(f) In addition to the other rights of the Reporting Person with respect to amendments of the Issuer’s certificate of incorporation and bylaws in a manner affecting the Series A Share, as further described in Item 6, pursuant to the Stockholder’s Agreement, for so as long as the Key Holders beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer amending or restating its certificate of incorporation or bylaws. As a result of this consent right, the Reporting Person may, from time to time in the future, enable or prevent the amendment and restatement of the Issuer’s certificate of incorporation or bylaws to impede the acquisition of control of the Issuer by any person. Further, as a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause changes to the Issuer’s certificate of incorporation and bylaws. By virtue of having the right to designate two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

Item 5.	Interest in Securities of the Issuer.

Except as specifically set forth below, no changes.

Each reference to (i) 51.6% is amended and restated to be 50.4%; (ii) 138,387,890 shares is amended and restated to be 167,645,373 shares; (iii) April 30, 2021 is amended and restated to be December 31, 2021; (iv) Quarterly Report is amended and restated to be Annual Report; (v) Form 10-Q is amended and restated to be Form 10-K; (vi) May 10, 2021 is amended and restated to be February 22, 2022; and (vii) plus (ii) 25,310,882 shares of Common Stock issued on May 12, 2021 in the form of CDIs by the Issuer pursuant to the Entitlement Offer is deleted.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.	Material to be Filed as Exhibits.

No changes.

[Signature Page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 24, 2022

CORONADO GROUP LLC

By:	/s/ Laura L. Tyson
Name:	Laura L. Tyson
Title:	Chief Operating Officer, General Counsel and Secretary

SCHEDULE A

Information about the Reporting Persons

No changes.